November 30, 2005



Daniel Knutson
Land O`Lakes, Inc.
4001 Lexington Avenue North
Arden Hills, MN  55112

	Re:	Land O`Lakes, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 30, 2005
		File No. 333-84486


Dear Mr. Knutson:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2005

Business, page 3

Dairy Foods, page 3

Supply and Raw Materials, page 5

1. We note that you purchase all of the milk produced by your members for a fixed period of time, generally one year or less. Please tell us how you considered FIN 46 in determining whether to consolidate these members.

MoArk, LLC, page 10

2. Please tell us why you have presumed for accounting purposes that you will acquire the remaining 42.5% of MoArk, and thus recorded the presumed $42.2 million payment as a long-term liability. In your response, please cite the specific accounting literature that you applied in accounting for your investment in MoArk.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

Liquidity and Capital Resources, page 38

3. We note on page 116 that MoArk obtained waivers for any non-compliance with restrictions and covenants to its notes payable and revolving line of credit agreements. Please expand your analysis of liquidity and capital resources to include a description of the breach, the steps that the company intends to take to cure or address the breach, and the impact or reasonably likely impact of the breach on your financial condition or operating performance. Refer to FRC
501.13.c. for further guidance.

Consolidated Financial Statements, page 70

4. Please tell us how you considered SFAS 150 in accounting for your member equities.

5. Please provide us with your analysis of the significance of your investment in CF Industries, Inc. under Rule 3-09 of Regulation S-X.

6. Please disclose the description, balance at the beginning of period, amounts charged to costs and expenses, amounts charged to other accounts, deductions, and balance at the end of the period for all of your valuation and qualifying accounts and reserves. Refer to
Rules 5-04 and 12-09 of Regulation S-X for additional guidance.

Consolidated Statements of Cash Flows, page 74

7. Please tell us why you have presented "Proceeds from patronage revolvement received" as an adjustment to reconcile net earnings to net cash provided by operating activities on your consolidated statements of cash flows. In your response, please describe what you mean by patronage "revolvement".

Note 1. Summary of Significant Accounting Policies, page 76

Revenue Recognition, page 76

8. We note that you provide services within your Seed segment (refer to page eight) and that you receive a sales-based royalty from Dean
Foods (refer to page 14). Please expand your revenue recognition policy footnote to describe the following, to the extent material:

* how you account for royalty revenue;

* how you account for service revenue; and

* how you allocate revenue among elements.

Derivative Commodity Instruments, page 76

9. We note, on page 75, that you have recorded changes in the fair value of securities to accumulated other comprehensive income. We further note the following in your derivative commodity instruments policy on page 76, which appears to be inconsistent with your recording of changes in fair value of securities to accumulated other comprehensive income:

* Changes in the fair values of futures contracts are recognized in earnings; and

* Changes in the fair values of interest rate swaps designated and effective as fair value hedges are recorded in net earnings and are offset by corresponding changes in the fair value of the hedged debt.

Please clarify how you account for your derivative financial instruments, provide the disclosures required by paragraphs 44 to 47 of SFAS 133, and describe the financial statement line items where derivative activities are recorded, to the extent applicable and material.

Note 5. Receivables Purchase Facility, page 79

10. You state you have structured the transfers of receivables to
a
special purpose entity as sales; however, we note your disclosure that
you retain credit risk associated with the notes you receive from the
special purpose entity in return. Please tell us why you do not consolidate the special-purpose entity related to your receivables purchase facility and address the criteria of paragraph 9 of SFAS 140 to demonstrate these transfers should be accounted for as sales. In your response, please explain the business purpose of these transfers and the benefit of holding notes receivable from the special purpose entity versus trade receivables if you are subject to the same credit risk.

11. You state no amounts were outstanding under the receivables purchase facility as of December 31, 2004. However, you have recorded
"Notes from sale of trade receivables" of $362,123 as of December
31,
2004 in Note 4 on page 79.  Please tell us the nature of the
$362,123
and explain why you state no amounts are outstanding under the facility.

12. Please revise your disclosures, as necessary, to ensure all information required by SFAS 140, paragraph 17(f) is presented.

Note 9. Goodwill and Other Intangible Assets, page 81

13. Please tell us why you amortized goodwill associated with your investments in joint ventures and cooperatives. In your response, cite specific accounting literature that you considered. Refer to paragraph 59 of SFAS 142 for additional guidance.

14. Please tell us why goodwill decreased by $37.1 million due to the purchase of the minority interest of Land O` Lakes Farmland Feed
LLC.
In your response, cite specific accounting literature to support why you recorded a decrease of goodwill.

15. Please disclose why goodwill in the Seed segment decreased from
$12,405 thousand at December 31, 2003, to $10,465 thousand at December
31, 2004.



Note 14. Income Taxes, page 84

16. Please tell us why net operating loss carryforwards increased from
$15,641 thousand at December 31, 2003, to $32,178 thousand at December
31, 2004. Additionally, disclose when your net operating loss carryforwards expire. Please refer to paragraph 48 of SFAS 109 for further reference.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ryan Milne at (202) 551-3688, or Shannon
Buskirk
at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
	Ms. Shannon Buskirk

Mr. Daniel Knutson
Land O'Lakes, Inc.
November 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010